

October 10, 2018

Mark White
President and Chief Executive Officer
One Horizon Group, Inc.
34 South Molton Street
London W1K 5RG
United Kingdom

> **Re: One Horizon Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 9, 2018**
> **File No. 333-227760**

Dear Mr. White:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Vincent McGill